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                               May 31, 2024

       Jianbiao Dai
       Chief Executive Officer
       NetClass Technology Inc
       6F, Building A
       1188 Wan Rong Road
       Shanghai, People   s Republic of China 200436

                                                        Re: NetClass Technology
Inc
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed May 16, 2024
                                                            File No. 333-278224

       Dear Jianbiao Dai:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 24, 2024 letter.

       Amendment No. 2 to Registration Statement on Form F-1

       General

   1. We note your response to prior comment 6. Please clarify on the cover page whether any final approval of the
listing application by Nasdaq Capital Market will be conditional.
                                                        You state that the
listing approval letter will serve only to confirm that, if you sell a number of Class A
ordinary shares in this offering sufficient to satisfy applicable listing criteria, your Class A
ordinary shares will in fact be listed. Disclose whether this offering is necessary to meet
the initial listing requirements of Nasdaq. Disclose whether this offering will be
consummated before the actual listing and trading of Class A ordinary shares on Nasdaq.
 Jianbiao Dai
FirstName  LastNameJianbiao Dai
NetClass Technology Inc
Comapany
May        NameNetClass Technology Inc
     31, 2024
May 31,
Page 2 2024 Page 2
FirstName LastName
        Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-
3488 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Jan Woo at 202-551-3453 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:      Grace Bai